April 1, 2013

CORRESP.

BY EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:               Bank of Chile
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 26, 2012
File No. 001-15266

Response to Staff Comments of March 18, 2013

Dear Ms. Hayes:

The Bank of Chile (the “Bank”) received certain written comments on March 18, 2013, relating to certain previous comments, as detailed below, from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the Bank’s annual report on form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”).  On behalf of the Bank, I advise you as follows regarding your comments noted below:

Form 20-F for Fiscal Year Ended December 31, 2011

Item 18. Financial Statements

Note 40. Risk Management, page F-110

(1)(c) Introduction — Measurement Methodology, page F-112

1. We note your responses to prior comment 23 and that supplementary provisions were required as a result of the Board review of the Chilean GAAP allowance sufficiency test.

Please address the following:

•                                          Tell us whether the sufficiency test of the Chilean GAAP allowance and the related review by the Board has resulted in supplementary provisions for the IFRS allowance. If so, tell us the amount of the supplemental provisions for the last three years. If not, confirm that you would adjust your IFRS allowance based on the results of the sufficiency test and the Board review if the underlying reason for the supplemental provision under Chilean GAAP was also an input or model used in your IFRS allowance methodology.

•                                          If supplemental provisions were required under IFRS based on the Board review of the allowance sufficiency test, tell us whether the IFRS allowance disclosed in your Form 20-F for the last three years is before or after the Board identified supplemental provisions.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.

With respect to the first bullet, the sufficiency test of the Chilean GAAP allowance and the related review by the Board has not resulted in supplementary provisions for our Chilean GAAP allowance, hence nor for our IFRS allowance.  Please note that we consider similar factors for both our IFRS allowance and our Chilean GAAP allowance.  We confirm that we would adjust our IFRS allowance based on the results of the sufficiency test and the Board review if the underlying reason for the supplemental provision under Chilean GAAP were also an input or model used in our IFRS allowance methodology.

With respect to the second bullet, supplemental provisions were not required under Chilean GAAP or IFRS based on our Board’s review of our allowance sufficiency test.  Therefore, the IFRS allowance is presented after such Board review, but there were no changes, so the allowance before such review is the same as the allowance after such review for the last three years.

(2)(f) Credit Risk — Credit Quality by Asset Class, page F-120

2. We note your response to prior comment 26 and that the disclosure on page F-122 represents loans in the entire portfolio that are between one to 89 days overdue and as of December 31, 2011 the total amount of such overdue loans was CH$137.9 million. We further note similar disclosure for your entire loan portfolio under IFRS on page 77 whereby you disclose total loans overdue one to 89 days of Ch$1,463,837 million. Please reconcile the difference between loans one to 89 days overdue as disclosed on pages 77 and F-122 and revise your disclosure in future filings accordingly.

Response:

We respectfully note the Staff’s comment and will revise our future filings accordingly.  The difference between loans one to 89 days overdue as disclosed on pages 77 and F-122 is that the disclosure on page 77 relates to total past due and total overdue loans refers to installments that are past-due or overdue and the remaining outstanding balance of such loans (principal and interest); whereas the disclosure on page F-122 relates to show only de past-due portion, without considering its principal and interest related.

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The Bank hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 56-2-6535150, or Miguel Angel Bozo at 56-2-6535154, or the Bank’s U.S. counsel, Antonia Stolper of Shearman & Sterling LLP, at (212) 848-5009.

Very truly yours,

s/ Pedro Samhan E.
Chief Financial Officer

cc:                                Arturo Tagle — Chief Executive Officer — Bank of Chile
Pablo Mejias — Investor Relations — Bank of Chile
Antonia Stolper — Shearman & Sterling LLP